As filed with the Securities and Exchange Commission on April 19, 1999

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

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                                 AMENDMENT NO. 2
                                       TO
                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

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                             MURPHY OIL CORPORATION
             (Exact name of registrant as specified in its charter)

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                 DELAWARE                                71-0361522
     -------------------------------        ------------------------------------
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
      incorporation or organization)

             200 PEACH STREET
           EL DORADO, ARKANSAS                      71731-7000
           -------------------                      ----------
          (Address of principal                     (Zip Code)
            executive offices)

                                 (870) 862-6411
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

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                      Securities to be registered pursuant to Section 12(b) of
                          the Act:

           Title of each class                   Name of each exchange on which
           to be so registered                   each class is to be registered
           -------------------                   ------------------------------
    Series A Participating Cumulative                New York Stock Exchange
     Preferred Stock Purchase Rights

                           Securities to be registered
                     pursuant to Section 12(g) of the Act:

                                     None.

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Item 1.  Description of Registrant's Securities to be Registered

     Murphy Oil Corporation has recently amended its Rights Agreement. The disclosure in the Company's Form 8-A regarding its Rights Agreement is thus hereby amended and restated in its entirety as follows:

Rights Agreement

     On December 6, 1989, Murphy Oil Corporation (the "Company") entered into a Rights Agreement (the "Original Rights Agreement") with Harris Trust Company of New York, as Rights Agent (the "Rights Agent"). The Original Rights Agreement and the form of the Original Rights Certificate were previously filed as Exhibits 1 and 2 to this Form 8-A on December 13, 1989 and are incorporated herein by reference. On April 6, 1998, the Company and the Rights Agent entered into Amendment No. 1 to the Rights Agreement ("Amendment No. 1"). Amendment No. 1 was previously filed as Exhibit 3 hereto and is incorporated herein by reference. On April 15, 1999, the Company and the Rights Agent entered into Amendment No. 2 to the Rights Agreement ("Amendment No. 2"). Amendment No. 2 is filed as Exhibit 4 hereto and is incorporated herein by reference. The Original Rights Agreement as amended by Amendment No. 1 and Amendment No. 2 is referred to herein as the "Rights Agreement".

     On December 6, 1989, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, par value $1.00 per share (the "Company Common Stock"), of the Company to holders of record at the close of business on December 20, 1989 (the "Record Date") and authorized the issuance, subject to the terms of the Rights Agreement, of one Right in respect of each share of Company Common Stock issued after the Record Date. As a result, each outstanding share of Company Common Stock currently also represents one Right. The terms and conditions of the Rights are set forth in the Rights Agreement, and the following description is qualified in its entirety by reference to the Rights Agreement.

     Prior to the Rights Distribution Date (as defined below), the Rights will not be exercisable, and will be evidenced by the certificates for, and will trade with, the Company Common Stock. After the Rights Distribution Date, the Company will issue separate certificates evidencing the Rights and the Rights will begin to trade separately from the Company Common Stock.

     The "Rights Distribution Date" generally means the earlier of (i) the close of business on the 10th day after the date (the "Stock Acquisition Date") of the first public announcement that a person (other than the Company, any of its subsidiaries, any employee benefit plan of the Company or any subsidiary, or Charles H. Murphy, Jr., his descendants (and their spouses), his or their affiliates or associates or any Qualified Institutional Investors (as defined below)) has acquired beneficial ownership (as defined in the Rights Agreement) of 15 percent or more of the outstanding shares of Company Common Stock (any such person, an "Acquiring Person") and (ii) the close of business on the 10th business day (or such later day as may be designated by the Board of Directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which would, if consummated, result in such person becoming an Acquiring Person.

     "Qualified Institutional Investor" means, as of any time of determination, any person that is described in Rule 13d-1(b)(1) promulgated under the Exchange Act and is eligible to report beneficial ownership of Company Common Stock on
Schedule 13G (or any successor or comparable report), unless such person (i) is required to file a Schedule 13D (or any successor or comparable report) with respect to its beneficial ownership of Company Common Stock, (ii) beneficially owns 15% or more of the shares of Company Common Stock then outstanding or (iii) together with all of its affiliates and associates, beneficially owns 30% or more of the shares of Company Common Stock then outstanding.

     After the Rights Distribution Date, each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share (each such one-thousandth of a share, a "Unit") of Series A Participating Cumulative

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Preferred Stock, par value $100.00 per share (the "Series A Preferred Stock"), at a purchase price of $200.00 per Unit, subject to adjustment (the "Purchase Price"). One Unit entitles the holder thereof to the same dividend and voting rights as the holder of one share of Company Common Stock. In lieu thereof, each Right, under certain circumstances as described below, will entitle the registered holder to purchase shares of Company Common Stock, or securities of a company that acquires the Company. At any time after a person has become an Acquiring Person, Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or certain affiliated persons will become null and void.

     At any time after any person has become an Acquiring Person, each holder of a Right (other than Rights which became null and void as described above) will thereafter have the right to receive upon exercise thereof at the then current Purchase Price, Company Common Stock having a market value equal to two times the Purchase Price.

     If at any time following the Stock Acquisition Date, (i) the Company is involved in a merger or other business combination transaction in which the Company is not the surviving corporation or the Company Common Stock is exchanged for other securities or assets or (ii) 50 percent or more of the Company's assets or earning power is sold, each holder of a Right (other than Rights which became null and void as described above) will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, common stock of the acquiring company having a market value equal to two times the Purchase Price.

     Until a Right is exercised, the holder will, as result thereof, have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

     The Rights will expire at the close of business on April 6, 2008 (the "Rights Expiration Date"), unless previously redeemed or exchanged by the Company. The Rights (other than the Rights owned by an Acquiring Person) may, at the option of the Board of Directors, be exchanged in whole or in part for shares of Company Common Stock at an exchange ratio of one share of Company Common Stock per Right upon the occurrence of any person or group of affiliated or associated persons becoming an Acquiring Person. The Rights may, at the option of the Board of Directors, be redeemed in whole, but not in part, at a price of $.01 per Right at any time prior to the earlier of (i) any person or group of affiliated or associated persons becoming an Acquiring Person and (ii) the Rights Expiration Date. Immediately upon the requisite action of the Board of Directors ordering exchange or redemption of the Rights, the Rights will terminate, and thereafter the only right of the holders of Rights will be to receive shares of Company Common Stock or the redemption price, as the case may be.

     For so long as the Rights are redeemable, the Rights Agreement may, if the Company so directs, be amended by the Company and the Rights Agent in any respect without the approval of any holders of Company Common Stock. At any time when the Rights are no longer redeemable, the Rights Agreement may, if the Company so directs, be amended by the Company and the Rights Agent; provided that no such amendment may (a) adversely affect the interests of the holders of Rights as such (other than an Acquiring Person and certain affiliated persons),
(b) cause the Rights Agreement to become amendable other than in accordance with this sentence, or (c) cause the Rights again to become redeemable.

     The Purchase Price payable (or, in certain cases, the number of Units of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights) is subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the then current market price of the Series A Preferred Stock or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price. No fractional Units are required to be issued and, in lieu

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thereof, an adjustment in cash will be made based on the market price of the
Series A Preferred Stock on the last trading date prior to the date of exercise.

     The Rights Agreement was adopted to enable the Board of Directors to have enhanced negotiating power on behalf of stockholders in the event of a takeover proposal. However, the Rights have certain anti-takeover effects which may prevent stockholders from receiving a premium for their Company Common Stock and may also have a depressive effect on the market price of the Company Common Stock. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or the Rights are rendered inapplicable by Board action or otherwise. The Company's ability to amend the Rights Agreement may, depending upon the circumstances, increase or decrease the anti-takeover effects of the Rights. The Rights do not prevent the Board of Directors from approving any merger or other business combination since the Rights may be redeemed, and the Rights Agreement may be amended, by the Board of Directors as described above. The presence of the Rights may also discourage attempts to obtain control of the Company by means of a hostile tender offer, even if such offer would be beneficial to stockholders generally, and thereby protect the continuity of management.

     Stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock or other consideration as set forth above.

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Item 2.  Exhibits

     Exhibit 4 Form of Amendment No. 2 to Rights Agreement dated as of April 15, 1999 between Murphy Oil Corporation and Harris Trust Company of New York, as Rights Agent.



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      MURPHY OIL CORPORATION

                                      By: /s/ Steve A. Cosse
                                          -------------------------
                                          Name:   Steven A. Cosse
                                          Title:  Senior Vice President and
                                                  General Counsel

Date: April 19, 1999

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